FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RESIGNATION AND APPOINTMENT OF NEW CFO

(Santiago, Chile, November 2, 2006) — Endesa Chile (NYSE: EOC) reports today that the Company's Board of Directors, at its meeting held on October 26, accepted the resignation presented by the CFO, Alejandro González Dale, effective October 31, 2006 and expressed gratitude to him for his services to the Company. Manuel Irarrázaval Aldunate, who returns to Endesa Chile, was appointed as new CFO.

Mr. Irarrázaval joined ENERSIS S.A. in 1995 as an engineer with an active role in the Group's successful international expansion plan. He later became Development Manager of Endesa Internacional in Madrid, and Development Manager of Endesa North America, in New York City, returning to Chile and being appointed Deputy CFO of Endesa Chile in 2002, position that he held until February 2005, when he left the Group to become the CFO of Viña Santa Rita. Mr. Irarrázaval is a civil industrial engineer from the Universidad Católica de Chile, with a concentration on environmental engineering, and a Master's degree in Engineering from the Universidad Católica de Chile and an MBA from the Darden Graduate School of Business of the University of Virginia, in the United States.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: November 8, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer